Rule 12g3-2(b) File No. 82/5168

02 MAY 29 AM 11:21

Orange SA
Siège social
6 place d'Alleray
75015 PARIS Cedex 15
France

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

02034481

8 May 2002

SUPPL

Orange S.A
Rule 12g3-2(b) File No. 82/5168

Dear Sir or Madam:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Orange S.A. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please acknowledge receipt of this letter and its enclosures by signing the enclosed copy of this letter and returning it in the enclosed self-addressed stamped envelope.

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

Very truly yours,

Isabelle Dubois-Denis
Secretariat Executive

Enclosures: - Press release dated 30 April 2002, "Strong Growth Continues for Orange",
- Press release dated 30 April 2002, "Orange: Le Groupe poursuit sa forte croissance".

orange

Strong Growth Continues for Orange

- Total turnover up 16% to €3,956 billion
  - 20% increase in recurring GSM network revenues to €3,604 billion
- Group customer base grew by 1.27 million to 40.5 million
  - continued focus on contract growth
- Encouraging trends in annual average revenues
  - first increase in UK blended ARPU (£247 v £246)
  - reduced rate of decline in France
- Rest of World: strong progress with integration
  - Slovakia and Romania rebranded as Orange
  - TA Orange launched in Thailand
  - strong growth in revenues and customers

London and Paris 30 April 2002: Orange today announced strong customer and revenue growth for the three months ended 31 March 2002.

Orange Group increased the total customer base of its controlled operations by 1.27 million in Q1 2002 to 40.5 million. This represents an increase of 22% (7.3 million) over the last twelve months. Total turnover for the period was €3,956m, a 16% increase on Q1 2001, and recurring GSM network revenues grew faster, up 20% to €3,604m.

Orange France[2] continued to benefit from last year's rebranding and refocus towards value growth. The company reinforced its leadership in the French market, adding 454,000 net new customers in Q1 2002, and increasing its share of market growth to 53% for the last 12 months. This took Orange France's registered customer base to 18.3 million, an increase of 21% on Q1 2001. Orange France's active customer base at the end of March 2002 was 17.9 million under the Autorité de Régulation des Télécommunications' ("ART") definition.

Within the growth, the proportion of contract net connections increased steadily from 33% in Q1 2001 to 58% in Q1 2002. There are now 9.7 million contract customers in France, representing 53% of the registered base.

Turnover in France reached €1,794m, up 20% on Q1 2001, while recurring GSM network revenues increased 18% to €1,676m. Recurring GSM network revenues increased 1.5% over Q4 2001.

Orange UK added 284,000 net new customers in the quarter, 38% more than in the previous quarter. Of the growth, 43% were on contract tariffs (7% in Q1 2001 and 27% for all of 2001). This took the active customer base to 12.7 million at the end of March, 15% higher than at the same stage in 2001. Recurring GSM network revenues grew 24% on Q1 2001 to €1,267m. Adding the expected lower level of handset sales, total turnover for the UK business was €1,409m, 13% higher than in Q1 2001. Recurring GSM network revenues increased 2.3% over Q4 2001.

Average customer revenues continued the trend Orange has been forecasting, with the UK annual rolling blended ARPU increasing for the first time, from £246 for 2001 to £247 for the twelve months to March 2002. This was helped by the increasing proportion of contract customers and by the individual contract and prepay average revenues, which were largely stable from 2001.

Usage of non-voice services such as text messaging continued to grow, and contributed 13.6% of UK GSM network revenues in the quarter (11.2% for 2001). In France, non-voice usage represented 9.4% in the quarter (6.7% for 2001).

Orange's Rest of World operations also showed strong performance, adding another 530,000 net new customers, taking their combined customer base to 9.6 million, up 35% on Q1 2001. Rest of the world turnover increased by 16% on Q1 2001 to €779m. This includes recurring GSM network revenues of €687m, up 23%.

During the first quarter of the year, further good progress was made in integrating the businesses under the Orange's brand and vision. Globtel in Slovakia, and Mobil Rom in Romania, were both successfully rebranded as Orange. Our new operation, TA Orange in Thailand, was launched on March 27 and already has over 250,000 customers.

Commenting on the results, Graham Howe, Deputy Chief Executive Officer and Chief Financial Officer, said:

"These results keep Orange on track to meet our stated forecasts for 2002. As we reach high levels of mobile penetration and growing customer maturity, we see higher wirefree usage as mobile increasingly becomes the primary voice communication device for our customers.

"Step by step, we expect to see average usage and revenues to grow further as new services, handsets and other wirefree devices are launched. No one should expect this to be an overnight process. The enablers include technology, the proliferation of new services delivering clear customer utility, the setting of standards in areas such as mobile payment systems and tariffs that are tailored to individual customers' needs. This is happening, and Orange is helping drive the pace. These results show further progress in this direction and these factors should ultimately lead to increasing revenue per customer."

"The future's bright, the future's Orange".

For further information, please contact:

Orange SA
David Smyth
Group Director of Strategic and Investor Services + 44 (0) 20 7984 1691

Patricia Lefranc
Senior Investor Relations Manager +44 (0) 7855 423 291

Orange Media Centre
Denise Lewis
Group Director of Corporate Affairs + 44 (0) 20 7984 2000

Sarah Taylor + 44 (0) 20 7 984 2007
Media Relations Manager

Citigate Dewe Rogerson
Anthony Carlisle (+44 (0) 7973 611 888) + 44 (0) 20 7638 9571

France Telecom
Bruno Janet + 33 (0) 1 44 44 88 71
Senior Vice President Group Corporate Information

Nilou Ducastel + 33 (0) 1 44 44 93 93
Group Press Director France Telecom

Selected information for the three months ended 31 March 2002 and 2001 and years ended 31 December 2001 and 2000

	Three months ended 31 March (millions of €)		*Year ended 31 December (millions of €)*	
	2002	**2001**	**2001**	**2000**(1) Pro forma
Turnover	(unaudited)			(unaudited)
Orange France	1,794	1,494	6,876	5,690
Orange UK	1,409	1,251	5,337	4,211
Rest of World	779	670	2,941	2,193
Inter segment eliminations	(26)	(7)	(67)	(35)
Total	**3,956**	**3,408**	**15,087**	**12,059**

	As at 31 March (in thousands)	
Customer base	**2002**	**2001**
Orange France	18,277	15,089
Orange UK	12,671	11,032
Rest of World	9,591	7,115
Total	**40,539**	**33,236**

	3 months ended 31 March (in thousands)	
Customer net additions	**2002**	**2001**
Orange France	454	778
Orange UK	284	1,198
Rest of World	530	759
Total	**1,268**	**2,735**

Selected information for the three months ended 31 March 2002 and 2001 and years ended 31 December 2001 and 2000

Key business indicators for France, the UK and our other principal subsidiaries are set out below. ARPU numbers are stated on a 12-month[3] and 3-month[4] rolling basis.

	Three months ended 31 March		*Year ended 31 December*	
	2002	*2001*	*2001*	*2000[1]*
France				
Customers (in thousands) (period end)	18,277	15,089	17,823	14,311
Contract[8]	9,709	8,134	9,445	7,875
Prepay[8]	8,568	6,955	8,378	6,436
GSM network revenues (€ in millions)[6]	1,676	1,416	6,234	5,017
Equipment and other revenues (€ in millions)	118	78	642	673
Total turnover (€ in millions)	1,794	1,494	6,876	5,690
Annual average revenue per user (€)[3][7]	388	415	392	426
Contract	580	593	583	592
Prepay	172	174	175	179
Annualised quarterly average revenue per user (€)[4][7]	370	384		
Contract	562	570		
Prepay	154	162		
UK				
Customers (in thousands) (period end)	12,671	11,032	12,387	9,834
Contract	3,883	3,166	3,761	3,077
Prepay	8,788	7,866	8,626	6,757
GSM network revenues (€ in millions)[6]	1,267	1,023	4,590	3,300
Equipment and other revenues (€ in millions)	142	228	747	911
Total turnover (€ in millions)	1,409	1,251	5,337	4,211
Annual average revenue per user (£)[3]	247	266	246	280
Contract	548	533	550	525
Prepay	121	124	121	126
Annualised quarterly average revenue per user (£)[4]	248	248		
Contract	537	543		
Prepay	122	122		

Selected information for the three months ended 31 March 2002 and 2001 and years ended 31 December 2001 and 2000

	Three months ended 31 March		*Year ended 31 December*	
	2002	***2001***	***2001***	***2000***[(1)]
Rest of World data				
The Netherlands – Dutchtone				
Customers (in thousands) (period end)	1,148	1,229	1,114	1,023
Turnover (€ in millions)	92	92	363	215
Slovakia – Orange				
Customers (in thousands) (period end)	1,432	750	1,205	617
Turnover (€ in millions)	71	50	235	176
Denmark – Orange				
Customers (in thousands) (period end)	597	534	600	517
Turnover (€ in millions)	54	43	194	159
Romania – Orange				
Customers (in thousands) (period end)	1,719	1,301	1,637	1,222
Turnover (€ in millions)	91	85	378	297
Belgium – Mobistar				
Customers (in thousands) (period end)	2,583	1,933	2,547	1,800
Turnover (€ in millions)	232	193	881	607
Switzerland – Orange				
Customers (in thousands) (period end)	956	811	925	786
Turnover (€ in millions)	156	147	587	479
Other Countries				
Customers (in thousands) (period end)[(5)]	1,156	557	1,033	391
Turnover (€ in millions)	83	60	303	260
Total Rest of World				
Customers (in thousands) (period end)	9,591	7,115	9,061	6,356
Turnover (€ in millions)	779	670	2,941	2,193

Notes

(1) Basis of preparation:
All references or comparisons to financial or operating data in respect of the twelve months ended 31 December 2000 relate to pro forma information prepared as if the enlarged Orange group, which was created on 29 December 2000, had existed over that period.

(2) Orange France includes metropolitan France, Orange Caraïbe and Orange Réunion.

(3) Annual average revenue per user ("ARPU") is calculated by dividing GSM network revenues (including outgoing traffic, incoming traffic, access fees, visitor roaming and value added services) for the previous 12 months by the weighted average number of our customers during the same period. The weighted average number of our customers during a period is the average of the monthly average customer bases for the period. The monthly average customer base is calculated as the sum of the opening and closing customer bases for the month divided by two. ARPU is quoted on a revenue per customer per year basis. Orange France (mainland) does not currently receive revenues for voice calls from other French mobile network operators for calls from their networks that terminate on Orange France (mainland) network as in some other markets, in particular, the United Kingdom. As a consequence, French and UK ARPUs are not directly comparable.

(4) Quarterly average revenue per user ("ARPU") is calculated on the same basis as annual average

revenue per user over a 3 month period. Quarterly ARPU is stated on an annualised basis.

(5) Includes all other customers of our controlled wirefree operations. We do not include the customers of companies in which we have a minority interest, such as Wind or MobilCom.

(6) GSM network revenues include access charges and usage fees.

(7) Orange France's contract and prepay ARPUs for 2001 have been calculated on a pro-forma basis for the reclassification of Compte Mobile Orange customers from prepay to contract.

(8) Orange France's 2001 and 2000 customer numbers have been restated to reflect the reclassification of customers using our hybrid contract/prepay tariff from prepay to contract in September 2001.

orange

Paris, Londres, le 30 avril 2002

ORANGE : LE GROUPE POURSUIT SA FORTE CROISSANCE

- Le chiffre d'affaires du groupe est en hausse de 16% à 3 956 millions d'euros
  - Les revenus récurrents du réseau GSM augmentent de 20% pour atteindre 3 604 millions d'euros

- La base de clientèle du groupe progresse de 1,27 million nouveaux clients pour atteindre 40,5 millions de clients
  - Les clients sous contrat sont toujours au coeur de la stratégie du groupe

- Les tendances au niveau du revenu moyen annuel sont encourageantes
  - Au Royaume-Uni, l'ARPU global progresse pour la première fois (de £246 à £247)
  - En France, la baisse de l'ARPU se ralentit

- Le programme d'intégration au sein du segment Reste du Monde enregistre des progrès importants
  - La marque Orange est introduite en Slovaquie et en Roumanie
  - Le groupe lance TA Orange en Thaïlande
  - Le chiffre d'affaires et le nombre de clients sont en forte progression

Orange annonce aujourd'hui pour le premier trimestre de l'année 2002 un chiffre d'affaires et une base de clientèle en forte progression.

Orange Groupe : 1,27 millions de nouveaux clients sont venus rejoindre le groupe Orange au cours du premier trimestre 2002, si bien qu'au 31 mars 2002, la base de clientèle du groupe totalisait 40,5 millions de clients. Au cours des douze derniers mois, la base de clientèle a ainsi progressé de 22% (soit 7,3 millions de nouveaux clients). Le chiffre d'affaires trimestriel du groupe s'élève à 3 956 millions d'euros, en hausse de 16% par rapport au premier trimestre 2001. Les revenus récurrents du réseau GSM affichent une plus forte progression : ils progressent de 20% pour atteindre 3 604 millions d'euros.

Orange France[(2)] : En France, le groupe continue d'enregistrer les bénéfices du changement de marque en juin dernier et du recentrage sur les clients à valeur ajoutée. Orange France, qui enregistre 454 000 nouveaux clients nets sur le premier trimestre 2002, renforce encore sa position dominante : sa part de marché sur les nouveaux clients nets augmente et s'établit à 53% au cours des douze mois précédents le 31 mars 2002. Fin mars 2002, la clientèle totale d'Orange France totalise ainsi 18,3 millions de clients, en hausse de 21% par rapport au premier trimestre 2001. Le nombre de clients actifs d'Orange France s'élève quant à lui à 17,9 millions, selon la définition d'inactivité adoptée par l'Autorité de Régulation des Télécommunications ("ART").

La proportion des clients sous contrat au sein des nouveaux clients nets continue d'augmenter régulièrement. Ils représentaient 58% de la croissance au cours du premier trimestre cette année, contre 33% au cours du premier trimestre 2001. Au 31 mars 2002,

la clientèle d'Orange France comptait ainsi 9,7 millions de clients sous contrat, soit 53% de la base de clientèle totale.

Le chiffre d'affaires trimestriel d'Orange France s'élève à 1 794 millions d'euros, affichant une progression de 20% par rapport au premier trimestre 2001. La majorité de ces revenus provient des revenus récurrents du réseau GSM, en hausse de 18% à 1 676 millions d'euros. Ils sont en hausse de 1,5% par rapport au dernier trimestre 2001.

Orange UK : Orange UK enregistre au cours du trimestre 284 000 nouveaux clients nets, soit 38% fois plus qu'au cours du trimestre précédent. Parmi ces nouveaux clients, 43% sont des clients sous contrat (cette même proportion était de 7% et 27% respectivement au cours du premier trimestre 2001 et de l'année 2001). Au 31 mars 2002, la clientèle active d'Orange UK totalise ainsi 12,7 millions de clients, en hausse de 15% par rapport à fin mars 2001. Les revenus récurrents du réseau GSM progressent de 24% par rapport au premier trimestre 2001 pour atteindre 1 267 millions d'euros. Après prise en compte de la baisse attendue des revenus provenant de la vente de terminaux, Orange UK connait une progression de 13% de son chiffre d'affaires trimestriel à 1 409 millions d'euros. Les revenus récurrents du réseau GSM sont en hausse de 2,3% par rapport au dernier trimestre 2001.

Les tendances enregistrées au niveau du revenu moyen confirment les prévisions d'Orange. Pour la première fois, l'ARPU global (sur une base moyenne annuelle glissante) augmente au Royaume-Uni et passe de £246 en 2001 à £247 sur les douze mois précédents le 31 mars 2002. C'est le résultat de la proportion croissante des clients sous contrat au sein de clientèle d'Orange UK, ainsi que de relative stabilité du revenu moyen au niveau des clients sous contrat et des clients en prépayé.

La consommation des services dits "non-voix" tels que les messages SMS continue de progresser. Au cours du trimestre, ils représentent 13,6% des revenus du réseau GSM au Royaume-Uni (contre 11,2% au cours de l'année 2001 dans son ensemble). En France, les revenus des services non-voix représentent 9,4% des revenus du réseau GSM enregistrés au cours du trimestre (contre 6,7% au cours de l'année 2001 dans son ensemble).

Reste du Monde : la croissance est également forte dans les filiales d'Orange du Reste du Monde. Celles-ci ont enregistré 530 000 nouveaux clients, ce qui porte leur base de clientèle totale à 9,6 millions de clients, en hausse de 35% par rapport au premier trimestre 2001. Le chiffre d'affaires trimestriel du segment Reste du Monde connait une progression de 16% par rapport au premier trimestre 2001 à 779 millions d'euros. Les revenus récurrents du réseau GSM progressent de 23% à 687 millions d'euros.

Au cours de ce premier trimestre, d'importants progrès ont été réalisés pour ce qui est d'intégrer nos opérations sous la bannière d'une vision et d'une marque uniques. Nous avons lancé la marque Orange en Slovaquie avec Globtel et en Roumanie avec Mobil Rom, et la marque a été acceptée avec beaucoup de succès. Le 27 mars, nous avons également lancé TA Orange en Thaïlande qui compte déjà à ce jour 250 000 clients.

Graham Howe, Directeur Général Adjoint et Directeur Financier, a declaré :

"Les résultats de ce premier trimestre nous placent en bonne position pour réaliser les objectifs annoncés pour l'année 2002. Alors que les taux de pénétration atteignent des niveaux élevés et que la maturité de notre base de clientèle s'accroît, nous assistons à une augmentation de l'usage du mobile, celui-ci ayant tendance à devenir ainsi le

premier outil de communication de nos clients. A long-terme, cela devrait contribuer à l'augmentation du revenu moyen par client.

"Petit à petit, en même temps que nous lançons de nouveaux services et que les terminaux se voient dotés d'outils wirefree de plus en plus sophistiqués, nous nous attendons à ce que la hausse de la consommation et du revenu moyens par client se poursuive. Bien sûr, cela ne se fera pas du jour au lendemain. Il y a un certain nombre d'étapes à franchir, qui ont trait à la technologie, la multiplication de services apportant un réel plus au client, la mise en oeuvre de standards en matière de paiement mobile notamment, et enfin la mise en place de tarifs en droite ligne avec les attentes et besoins du client. Ces changements sont en train d'opérer dès à présent, et Orange donne la direction à suivre. Les résultats d'aujourd'hui en sont la preuve."

Pour en savoir plus:

Orange SA
David Smyth
Group Director of Strategic and Investor Services — + 44 (0) 20 7984 1691

Patricia Lefranc
Senior Investor Relations Manager — +44 (0) 7855 423 291

Orange Media Centre
Denise Lewis
Group Director of Corporate Affairs — + 44 (0) 20 7984 2000

Sarah Taylor — + 44 (0) 20 7 984 2007
Media Relations Manager

Citigate Dewe Rogerson
Anthony Carlisle (+44 (0) 7973 611 888) — + 44 (0) 20 7638 9571

France Telecom
Bruno Janet — + 33 (0) 1 44 44 88 71
Senior Vice President Group Corporate Information

Nilou Ducastel — + 33 (0) 1 44 44 93 93
Group Press Director France Telecom

Résumé des données pour les trimestres clos le 31 mars 2002 et 2001, et pour les exercices clos le 31 décembre 2001 et 2000 :

Chiffre d'affaires	*Trimestres clos le 31 mars (millions d'€)* 2002	2001	*Exercices clos le 31 décembre (millions d'€)* 2001	2000[1] Proforma (non audités)
	(non audités)			
Orange France	1 794	1 494	6 876	5 690
Orange UK	1 409	1 251	5 337	4 211
Reste du Monde	779	670	2 941	2 193
Opérations intra-groupe	(26)	(7)	(67)	(35)
Total	3 956	3 408	15 087	12 059

Base de clientèle	***Au 31 mars (en milliers)*** 2002	2001
Orange France	18 277	15 089
Orange UK	12 671	11 032
Reste du Monde	9 591	7 115
Total	**40 539**	**33 236**

Nouveaux clients (nets)	***Trimestres clos le 31 mars (en milliers)*** 2002	2001
Orange France	454	778
Orange UK	284	1 198
Reste du Monde	530	759
Total	**1 268**	**2 735**

Résumé des données pour les trimestres clos le 31 mars 2002 et 2001, et pour les exercices clos le 31 décembre 2001 et 2000 :

Le tableau ci-dessous présente les principaux indicateurs pour la France, le Royaume-Uni et nos principales filiales du Reste du Monde. Les chiffres d'ARPU[3][4] sont indiqués sur la base d'une moyenne glissante sur douze et trois mois.

	Trimestres clos le 31 mars		*Exercices clos le 31 décembre*	
	2002	*2001*	*2001*	*2000*[1]
France				
Clients (en milliers) (fin de période)	18 277	15 089	17 823	14 311
Forfait[8]	9 709	8 134	9 445	7 875
Prépayé[8]	8 568	6 955	8 378	6 436
Revenus du réseau GSM (millions d'€)[6]	1 676	1 416	6 234	5 017
Vente de terminaux et autres revenus (millions d'€)	118	78	642	673
Chiffre d'affaires total (millions d'€)	1 794	1 494	6 876	5 690
Revenu moyen annuel par client (€)[3][7]	388	415	392	426
Forfait	580	593	583	592
Prépayé	172	174	175	179
Revenu moyen trimestriel par client (annualisé) (€)[4][7]	370	384		
Forfait	562	570		
Prépayé	154	162		
Royaume-Uni				
Clients (en milliers) (fin de période)	12 671	11 032	12 387	9 834
Forfait	3 883	3 166	3 761	3 077
Prépayé	8 788	7 866	8 626	6 757
Revenus du réseau GSM (millions d'€)[6]	1 267	1 023	4 590	3 300
Vente de terminaux et autres revenus (millions d'€)	142	228	747	911
Chiffre d'affaires total (millions d'€)	1 409	1 251	5 337	4 211
Revenu moyen annuel par client (£)[3]	247	266	246	280
Forfait	548	533	550	525
Prépayé	121	124	121	126
Revenu moyen trimestriel par client (annualisé) (£)[4]	248	248		
Forfait	537	543		
Prépayé	122	122		

Résumé des données pour les trimestres clos le 31 mars 2002 et 2001, et pour les exercices clos le 31 décembre 2001 et 2000 :

	Trimestres clos le 31 mars		*Exercices clos le 31 décembre*	
	2002	*2001*	*2001*	*2000*[1]
Reste du Monde				
Pays-Bas – Dutchtone				
Clients (en milliers) (fin de période)	1 148	1 229	1 114	1 023
Chiffre d'affaires (millions d'€)	92	92	363	215
Slovaquie – Orange				
Clients (en milliers) (fin de période)	1 432	750	1 205	617
Chiffre d'affaires (millions d'€)	71	50	235	176
Danemark – Orange				
Clients (en milliers) (fin de période)	597	534	600	517
Chiffre d'affaires (millions d'€)	54	43	194	159
Roumanie – Orange				
Clients (en milliers) (fin de période)	1 719	1 301	1 637	1 222
Chiffre d'affaires (millions d'€)	91	85	378	297
Belgique – Mobistar				
Clients (en milliers) (fin de période)	2 583	1 933	2 547	1 800
Chiffre d'affaires (millions d'€)	232	193	881	607
Suisse – Orange				
Clients (en milliers) (fin de période)	956	811	925	786
Chiffre d'affaires (millions d'€)	156	147	587	479
Autres pays				
Clients (en milliers) (fin de période)[5]	1 156	557	1 033	391
Chiffre d'affaires (millions d'€)	83	60	303	260
Total Reste du Monde				
Clients (en milliers) (fin de période)	9 591	7 115	9 061	6 356
Chiffre d'affaires (millions d'€)	779	670	2 941	2 193

Notes

(1) Bases de préparation des comptes : Toute référence ou comparaison par rapport aux données financières ou opérationnelles relatives à la période de douze mois jusqu'au 31 décembre 2000 sont établies sur la base des résultats pro forma retraités pour l'ensemble du Groupe (crée le 29 décembre 2000) comme s'il avait existé dans sa forme actuelle pendant la periode susvisée.

(2) Orange France inclut la France Métropolitaine, Orange Caraïbe et Orange Réunion.

(3) Le revenu annuel moyen par client ("ARPU") est calculé en divisant le chiffre d'affaires généré sur les douze derniers mois par l'utilisation du réseau GSM (appels sortants, appels entrants, frais d'accès au réseau, revenus du roaming des clients d'autres réseaux et revenus provenant des services à valeur ajoutée) par la moyenne pondérée du nombre de clients sur la même période. La moyenne pondérée du nombre de clients est la moyenne des moyennes mensuelles au cours de la période considérée. La moyenne mensuelle est la moyenne arithmétique du nombre de clients en début et en fin de mois divisée par deux. L'ARPU est exprimé en chiffre d'affaires annuel par client. Actuellement en France (métropolitaine), Orange France ne reçoit pas de revenus des autres opérateurs mobiles français pour les appels partant du réseau de ceux-ci et aboutissant sur celui d'Orange France (France métropolitaine). Il en est différemment dans certains autres pays comme au Royaume Uni. L'ARPU en France et au Royaume Uni ne peuvent donc être directement

comparés.

(4) Le revenu moyen par client ("ARPU") trimestriel est calculé de la même façon que le revenu annuel moyen par client. Le revenu moyen trimestriel par client est donné sur une base annualisée.

(5) Comprend tous les clients de toutes les filiales majoritaires ayant des activités de télécommunications mobiles, à l'exclusion des clients des entités dans lesquelles le groupe détient des intérêts minoritaires, telles que Wind ou MobilCom.

(6) Les revenus du réseau GSM correspondent aux frais d'abonnement et aux frais d'utilisation du réseau.

(7) Au niveau d'Orange France, l'ARPU des clients sous contrat et des clients en prépayé a été calculé sur une base pro-forma pour tenir compte de la reclassification des clients Compte Mobile en clients contrat. Cette reclassification a eu lieu en septembre 2001.

(8) Les chiffres clients d'Orange France pour l'année 2000 et 2001 ont été re-calculés de façon à refléter la reclassification des clients Compte Mobile en clients contrat. Cette reclassification a eu lieu en septembre 2001.

Rule 12g3-2(b) File No. 82/5168

orange™

Orange SA
Siège social
6 place d'Alleray
75015 PARIS Cedex 15
France

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

8 May 2002

Orange S.A
<u>Rule 12g3-2(b) File No. 82/5168</u>

Dear Sir or Madam:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Orange S.A. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please acknowledge receipt of this letter and its enclosures by signing the enclosed copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Very truly yours,

Isabelle Dubois-Denis
Secretariat Executive

SA au capital de € 4.814.562.890 - B 385 350 792 RCS Paris

Enclosures: - Press release dated 30 April 2002, "Strong Growth Continues for Orange",
- Press release dated 30 April 2002, "Orange: Le Groupe poursuit sa forte croissance".